May 19, 2020

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Paul Fischer

Re:     Monitronics International, Inc. - Request for Withdrawal of Form T-3 (File No. 022-29069)

Ladies and Gentlemen:

Monitronics International, Inc. hereby requests withdrawal of the above referenced application on Form T-3 that was initially filed with the SEC on December 11, 2018 and amended on December 19, 2018.

Please direct any questions or comments regarding this correspondence to our counsel, David Miller of Latham & Watkins LLP, at (713) 546-7463.

Thank you for your assistance in this matter.

Very truly yours,

MONITRONICS INTERNATIONAL, INC.

By:	/s/ Fred A. Graffam
Fred A. Graffam
Chief Financial Officer, Executive Vice President and Assistant Secretary

cc:     David Miller, Latham & Watkins LLP